

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2021

Keith L. Horn
Chief Executive Officer
Forest Road Acquisition Corp.
1177 Avenue of the Americas, 5th Floor
New York, NY 10036

> **Re: Forest Road Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed May 3, 2021**
> **File No. 333-253136**

Dear Mr. Horn:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-4

Selected Historical Financial Information of Beachbody
Key Performance Indicators, page 35

1.   Please tell us why contribution is not a key performance indicator that is discussed here and on page 217.

Summary of Forest Road Financial Analysis, page 123

2.   We note your revisions to this section and your indication that management made certain assumptions with respect to, among other things, "commercial efforts, industry performance, general business and economic conditions and numerous other matters." Please revise to include a description of the material assumptions made in performing this analysis.

Keith L. Horn
Forest Road Acquisition Corp.
May 11, 2021
Page 2

Certain Projected Financial Information, page 127

3. Disclose how and why the timeframe leading out to 2025 projected financial results was selected. Disclose whether or not the projections are in line with historic operating trends and, if not, explain why the change in trends is appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Beachbody
Components of our Operating Results and Results of Operations
Contribution, page 221

4. Contribution represents a non-GAAP measure. Please disclose the information required by Item 10(e) of Regulation S-K. Also, refer to Question 104.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

You may contact Blaise Rhodes at 202-551-3774 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Joshua Englard, Esq.